EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State of Incorporation
Microtek Medical, Inc.	Delaware
Microtek Dominicana, S.A.	Dominican Republic
Microtek Medical Europe Limited	United Kingdom
Microtek Medical Foreign Sales Corporation, Inc.	U.S. Virgin Islands
Microtek Medical Holding B.V.	The Netherlands
Microtek Medical B.V.	The Netherlands
K.M.M.S. Holding Limited	Malta
Medical Disposables Manufacturing Limited	Malta
Microtek Medical GmbH	Germany
Europlak S.A.S.	France
Eurobiopsy S.A.S.	France